

02003235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2002

SEC FILE NUMBER
8-37426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sisk Investment Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 South Franklin
(No. and Street)

Bastrop	Louisiana	71220
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Charles Sisk (318) 281-6300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ken A Upshaw
(Name — *if individual, state last, first, middle name*)

115 Cerdan Circle	West Monroe	Louisiana	71291
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Charles Sisk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sisk Investment Company, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

R. Charles Sisk
Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sisk Investment Company, Inc
Bastrop, Louisiana
December 31, 2001

Table of Contents

February 18, 2002

Board of Directors
Sisk Investment Company, Inc.
420 South Franklin
Bastrop, LA 71220

Independent Auditor's Report

I have audited the balance sheet of Sisk Investment Company, Inc. as of December 31, 2001 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the 2001 financial statements present fairly, in all material respects, the financial position of Sisk Investment Company, Inc. as of December 31, 2001, and the results of it's operations and it's cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in relation to the basic financial statements taken as a whole.



Ken A. Upshaw
Certified Public Accountant

Sisk Investment Company Inc.
Statement of Financial Position
Year Ended December 31, 2001

Assets

Current Assets	
Cash-Checking	2,268.29
Cash-Money Market	27,165.02
Commissions Receivable	749.31
Due from Shareholder	9,338.00
Total Current Assets	39,520.62
Property Plant & Equipment	
Net of Accumulated Depreciation	14,931.27
Other Assets	
Deposits	260.00
Total Assets	54,711.89

Liabilities and Stockholders' Equity

Current Liabilities	
Accounts Payable and Accrued Expenses	1,011.20
Stockholders' Equity	
Common Stock - 1,000,000 Shares Authorized	
4 Shares Issued and Outstanding, No Par Value	40,000.00
Additional Paid In Capital	70,572.24
Retained Earnings	121,188.55
Stockholders' Distributions	(178,060.10)
Total Stockholders' Equity	53,700.69
Total Liabilities and Stockholders' Equity	54,711.89

See accompanying notes and accountant's report

Sisk Investment Company, Inc
Statement of Income
For the Year Ended December 31, 2001

Income	
Commissions	219,430.31
Operating Expenses	
Legal and Accounting	6,793.09
Advertising	1,157.50
Automobile	7,624.08
Bank Charges	3,687.70
Clearing Expenses	67,842.17
Computer Expenses	215.00
Depreciation Expense	32,664.16
Dues and Subscriptions	735.37
Education and Seminars	99.00
Insurance	4,846.89
Licenses and Taxes	828.00
Maintenance and Repairs	9,273.71
Meals & Entertainment	2,150.00
Miscellaneous Expenses	244.69
Office Expenses	1,481.68
Payroll Taxes	980.46
Postage	293.00
Regulatory Fees	776.00
Rent	3,500.00
Rent Equipment	626.16
Salaries	12,000.00
Supplies	3,631.95
Taxes	1,010.11
Telephone	7,693.71
Travel	15,082.08
Utilities	5,464.84
Total Operating Expenses	190,701.35
Net Income (Loss) From Operations	28,728.96
Other Income (Expenses)	
Interest Income	1,640.64
Net Income	30,369.60

See accompanying notes and accountant's report

Ken A. Upshaw
Certified Public Accountant

Sisk Investment Company, Inc
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Common	Additional Paid In Capital	Retained Earnings	Total
Beginning January 1	40,000.00	22,152.24	(24,605.24)	37,547.00
Net Income			30,369.60	30,369.60
Additional Paid in Capital		48,420.00	-	48,420.00
S Corporation Distribution			(62,635.91)	(62,635.91)
Ending December 31	40,000.00	70,572.24	(56,871.55)	53,700.69

See accompanying notes and accountant's report

Ken A. Upshaw
Certified Public Accountant

Sisk Investment Company, Inc
State of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2001

Beginning January 1	0
Changes	0
Ending December 31	0

See accompanying notes and accountant's report

Sisk Investment Company, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flows From Operating Activities	
Net Income	30,369.60
Adjustments to Reconcile Net Income to Net Cash	
Provided by Operating Activities	
Depreciation	32,664.16
(Increase) Decrease in Marketable Securities	25,983.88
(Increase) Decrease in Commissions Receivable	(749.31)
(Increase) Decrease in Due from Stockholders	(9,338.00)
(Increase) Decrease in Other Assets	(260.00)
Increase (Decrease) in Accounts Payable and Accrued Expenses	635.20
Net Cash Provided by Operating Activities	48,935.93
Cash Flows From Investing Activities	
Purchase of Property and Equipment	(39,082.00)
Stockholder Distributions	(62,635.91)
Net Cash (Used) by Investing Activities	(101,717.91)
Cash Flows From Financing Activities	
Additional Paid in Capital	48,420.00
Net Cash Provided by Financing Activities	48,420.00
Net Increase in Cash	26,007.62
Cash at Beginning of Period	3,425.69
Cash at End of Period	29,433.31

See accompanying notes and accountant's report

Sisk Investment Company, Inc
Notes to Financial Statements
December 31, 2001

Note 1 Summary of Significant Accounting Policies

Business Operations

The Company changed its name effective November 22, 1994 from Charles Sisk and Associates, Inc to Sisk Investment Company, Inc in order to more clearly define it's business operations to it's customers and potential customers.

Basis of Accounting

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided using the 200% declining balance method over the expected useful lives which range from five to seven years. Expenditures for maintenance and repairs are charged to expenses as incurred. Major improvements and replacements are capitalized and depreciated over the remaining lives of the related assets.

Income Taxes

The company has elected by unanimous consent of it's shareholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay federal corporate income taxes on it's taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the company's taxable income.

Note 2 Restricted Items

The money market account is pledged as a security deposit which is held by the company's clearing firm.

Note 3 SIPC Requirements

The company has paid all required SIPC assessments for the current year.

Sisk Investment Company, Inc
Schedule I - Computation of Net Capital Under Rule 15C3-1
December 31, 2001

Part 1

Total Assets			54,711.89
Less: Total Liabilities (Exclusive of Subordinated Debt)			1,011.20
Net Worth			53,700.69
Additions to Net Worth			
Deferred Tax Deductions			-
Capital Before Deductions			53,700.69
Deductions from and/or Charges to Net Worth			
Total Non-Allowable Assets		24,529.27	
Additional Charges for Customers' and Non Customers' Security Accounts			
Additional Charges for Customers' and Non Customers' Commodity Accounts			
Aged Fail-to-Deliver-Number of Items			
Aged Short Security Differences-Number of Items_____ Less Reserves of $ _____			
Secured Demand Note Deficiency			
Commodity Futures Contracts and Spot Commodities (Proprietary-Capital Charges)			
Other Deductions and/or Charges			
Total Deductions From and Charges to Net Worth			24,529.27
Net Capital Before Haircuts on Securities Deposits			29,171.42
Net Capital Before Haircuts on Securities			
Contractual Commitments			
Subordinated Borrowings			
Trading and Investment Accounts:			
Bankers' Acceptances, Certificates of Deposit and Commercial Paper			
U.S. and Canadian Government Obligations			
State and Municipal Government Obligations			
Corporate Obligations			
Stocks and Warrants			
Options			
Arbitrage			
Other Securities			
Undue Concentration			
Total Haircuts on Securities			-
Net Capital			29,171.42

See accompanying notes and accountant's report

Ken A. Upshaw
Certified Public Accountant

Sisk Investment Company, Inc
Schedule II - Computation of Basic Net Capital Requirement
December 31, 2001

Part II

Minimum Net Capital Requirement		67.00
Minimum dollar net capital requirements of reporting broker or dealer and minimum net capital requirements of subsidiaries		5,000.00
Total Net Capital Requirement		5,000.00
Total A.I. Liabilities From Statement of Financial Condition	1,011.20	
Add:		
Drafts for Immediate Credit	N/A	
Market Value for Securities Borrowed for Which no Equivalent Value is Paid or Credited	N/A	
Other Unrecorded Amounts Includable in A.I.	N/A	
Deduct: Adjustment Based on Special Reserve Bank Account	N/A	
Total Aggregate Indebtedness		1,011.20
Ratio of Aggregate Indebtedness to Net Capital		3%
Excess Net Capital at 1500% (Deficiency)		N/A
Excess Net Capital at 1000% (Deficiency)		29,070.30
Net Capital in Excess of Minimum Requirement		24,171.42
Equity as a Percent of Net Worth		100%

Computation of Alternative Net Capital Requirement

Part III

4% fo Aggregate Debit Items (of $100,000 if Greater) as shown in formula for Reserve Requirements Pursuant to Rule 15c3-3 Prepared as of the date of the Net Capital Computation - Reporting Broker or Dealer	N/A
Capital Requirement(s) of Consolidated Subsidiaries:	
Subsidiaries Electing Alternative Method	
Other Subsidiaries	
Total Net Capital Requirement	N/A
Excess Net Capital	N/A
Net Capital in Excess of	
6% of Aggregate Debit Items	N/A
7% of Aggregate Debit Items	N/A

See accompanying notes and accountant's report

Ken A. Upshaw
Certified Public Accountant

Sisk Investment Company, Inc
Statement Regarding Computation for Determination of
The Reserve Requirements Under Exhibit A of Rule 15C3-3 and
Information Relating to the Possession or Control
Requirements Under Rule 15C3-3

December 31, 2001

Sisk Investment Company, Inc., qualifies under the exemptions from Rule 15C3-3 since they are a broker who does not carry customers's accounts. As a result, no computation for determination of the Reserve Requirements under this rule is necessary nor do the Possession of Control Requirements apply.



Ken A. Upshaw
Certified Public Accountant

See accompanying notes and accountant's report

Sisk Investment Company, Inc
State Regarding Reconciliation of Net Capital Under
Rule 15C3-1 and the Computation for Determination of the Reserve
Requirements Under Exhibit A Rule 15C3-3 with Broker Filings

December 31, 2001

Reconciliation of Computation of Net Capital Under Rule 15C3-1

Per Sisk Investment Company, Inc. Focus Report as of December 31, 2001	29,171.42
Per Schedule I of this report	29,171.42
Difference	-

In regard to any differences in the determination of the Reserve Requirement under Exhibit A of Rule 15C3-3, such computation is not included in this report nor was filed by Sisk Investment Company, Inc since it qualifies as being exempt from Rule 15C3-3 as a result of its not carrying customers' accounts



Ken A Upshaw
Certified Public Accountant

See accompanying notes and accountant's report

Sisk Investment Company, Inc.
Supplemental Report on Internal Accounting Control
December 31, 2001

February 18, 2002

To the Board of Directors
Sisk Investment Company, Inc.
420 South Franklin
Bastrop, LA 71220

I have audited the financial statements of Sisk Investment Company, Inc. as of December 31, 2001, and have issued my report thereon dated February 18, 2002. As part of my examination, I made a study and evaluation of the company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and regulations 1:16(d) of the Commodity Futures Trading Commission. This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets. In addition, I reviewed the practices and procedures followed by the company in making periodic computations of the minimum financial requirements pursuant to regulation 1:17.

Regulation 1:16(d) states that the scope of the audit and review of the accounting system, the internal accounting controls, and procedures for safeguarding customers and firm assets must be sufficient to provide reasonable assurance that any material inadequacies existing at the date of the examination would be disclosed. Under generally accepted auditing standards and regulation 1:16(d), the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purpose of this report under regulation 1:16(d) the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instruction, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and reporting of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

See accompanying notes and accountant's report

Ken A. Upshaw
Certified Public Accountant

Sisk Investment Company, Inc.
Supplemental Report on Internal Accounting Control
Continued
December 31, 2001

My study and evaluation of the system of internal accounting control for the year ended December 31, 2001, which was made for the purpose set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses.



Ken A. Upshaw
Certified Public Accountant

See accompanying notes and accountant's report